

ARCH INSURANCE COMPANY

(A Missouri Corporation)

Home Office Address:

2345 Grand Blvd, Suite 900
Kansas City, MO 64108

Administrative Address:

One Liberty Plaza
53rd Floor
New York, NY 10006
Tel: (646) 563-6374

INVESTMENT COMPANY BLANKET BOND

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

DECLARATIONS

Bond No.: ICB 9300002-02

Item 1. **Insured & Address:**
MATRIX ADVISOR VALUE FUND, INC.
747 3RD AVENUE
NEW YORK, NY 10017

Item 2. **Bond Period:**
From: September 29, 2016
To: September 29, 2017
12:01 a.m. local time at the address stated in Item 1

Item 3. **Bond Premium:** $3,143.00
Taxes, Surcharges and other assessments, if applicable: $0.00
Premium attributable to Terrorism Risk Insurance: $0.00
[X] Included in Bond Premium
[ ] In addition to Bond Premium

Item 4.   Notices to Insurer:

<table>
<tr><td>Claims or Potential Claims:</td><td>All Other Notices:</td></tr>
<tr><td>

Arch Insurance Company
Executive Assurance Claims
1299 Farnam Street, Suite 500
Omaha, NE 68102
P.O. Box 542033
Omaha, NE 68154
Phone: 877 688-ARCH (2724)
Fax: 866 266-3630
E-mail: Claims@ArchInsurance.com

</td><td>

Arch Insurance Company
Executive Assurance Underwriting
One Liberty Plaza, 53rd Floor
New York, NY 10006
Fax: (212) 651-6499

</td></tr>
</table>

Item 5.   Investment Company Blanket Bond Coverage Elections:

Aggregate Limit of Liability: $450,000

Insuring Agreement			Limit of Liability	Deductible
X	A.	Fidelity	$450,000	$10,000
X	B.	Audit Expense	$25,000	$0
X	C.	On Premises	$450,000	$10,000
X	D.	In Transit	$450,000	$10,000
X	E.	Forgery or Alteration	$450,000	$10,000
☐	F.	Securities	$0	$0
X	G.	Counterfeit Currency	$450,000	$10,000
☐	H.	Stop Payment		
☐	I.	Uncollectible Items of Deposit		

Item 6.   Endorsements:

See attached schedule of endorsements and notices.

Item 7.   The Insured by acceptance of this Bond gives notice to the Insurer terminating or canceling prior bonds or policy(ies) No.(s) ICB9300002-01 such termination or cancellation to be effective as of the time this Bond becomes effective.

Item 8.   Producer: CRC INSURANCE SERVICES, INC.
Mailing Address: 50 CALIFORNIA STREET, SUITE 2000
                                           SUITE 2000
                                           SAN FRANCISCO, CA 94111



Signature Page

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

IN WITNESS WHEREOF, Arch Insurance Company has caused this policy to be executed and attested.

John Mentz
President

Patrick Nails
Secretary

SCHEDULE OF FORMS AND ENDORSEMENTS

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

INSURED: MATRIX ADVISOR VALUE FUND, INC.	TERM: September 29, 2016	to September 29, 2017
POLICY NUMBER: ICB 9300002-02		

ENDT. NO.	FORM NO.	TITLE
	05 ICB0002 00 08 11	INVESTMENT COMPANY BLANKET BOND
	05 ML0002 00 12 14	SIGNATURE PAGE (ARCH INSURANCE)
	00 ICB0005 00 08 11	INVESTMENT COMPANY BLANKET BOND
1	00 ICB0006 00 08 11	AUTOMATIC FUND COVERAGE
	00 ML0065 00 06 07	U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
	00 MLT0027 00 01 15	TERRORISM COVERAGE DISCLOSURE NOTICE

INVESTMENT COMPANY BLANKET BOND

The **Insurer**, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this Bond, agrees with the **Insured**, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 5 of the Declarations and with respect to loss sustained by the **Insured** at any time but discovered during the **Bond Period**, to indemnify and hold harmless the **Insured** for:

1. INSURING AGREEMENTS

A. Fidelity

Loss resulting from any dishonest or fraudulent act(s), including **Larceny** or **Embezzlement** committed by an **Employee**, committed anywhere and whether committed alone or in collusion with others, including loss of **Property** resulting from such acts of an **Employee**, which **Property** is held by the **Insured** for any purpose or in any capacity and whether so held gratuitously or not and whether or not the **Insured** is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such **Employee** with the manifest intent:

1. to cause the **Insured** to sustain such loss; and

2. to obtain financial benefit for the **Employee**, or for any other person or organization intended by the **Employee** to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

B. Audit Expense

Expense incurred by the **Insured** for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the **Insured** through any dishonest or fraudulent act(s), including **Larceny** or **Embezzlement**, of any of the **Employees**. The total liability of the **Insurer** for such expense by reason of such acts of any **Employee** or in which such **Employee** is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 5 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the **Insured** through any dishonest or fraudulent act(s), including **Larceny** or **Embezzlement** of one or more of the **Employees** and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement A. in Item 5 of the Declarations.

C. On Premises

Loss of **Property** (occurring with or without negligence or violence) through robbery, burglary, **Larceny**, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal

from the possession, custody or control of the **Insured**, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of **Property**, while the **Property** is (or is supposed or believed by the **Insured** to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 1 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

1.   Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the **Insured's** offices covered under this Bond caused by **Larceny** or theft in, or by burglary, robbery or holdup of, such office, or attempted threat, or by vandalism or malicious mischief; or

2.   Loss through damage to any such office by **Larceny** or theft in, or by burglary, robbery or holdup of such office or attempted threat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the **Insured** is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

D.   In Transit

Loss of **Property** (occurring with or without negligence or violence) through robbery, **Larceny**, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of **Property**, while the **Property** is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such **Property** by the transporting person or persons, and to end immediately upon delivery thereof at destination.

E.   Forgery or Alteration

Loss through **Forgery** or alteration of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the **Insured**, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or **Property**, which instructions or advices or applications purport to have been signed or endorsed by any customer of the **Insured**, shareholder or subscriber to shares, whether certificated or uncertificated, of any investment company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an investment company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or **Property**, or receipts or certificates of deposit for **Property** and bearing the name of the **Insured** as issuer, or of another investment company for which the **Insured** acts as agent, excluding, however, any loss covered under Insuring Agreement F hereof whether or not coverage for Insuring Agreement F is provided for in the Declarations of this Bond.

Any check or draft:

1.   made payable to a fictitious payee and endorsed in the name of such fictitious payee; or

2. procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated;

shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

F. Securities

Loss sustained by the **Insured**, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the **Insured** is a member or which would have been imposed upon the **Insured** by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the **Insured** had been a member thereof:

1. through the **Insured's** having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been:

   a. counterfeited with the intent to deceive and to be taken for an original;

   b. forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity; or

   c. raised or otherwise altered, or lost, or stolen; or

2. through the **Insured's** having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the **Insured**, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; excluding, losses caused by **Forgery** or alteration of, on or in those instruments covered under Insuring Agreement E. hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

G. Counterfeit Currency

Loss through the receipt by the **Insured**, in good faith, of any counterfeited money orders or altered paper currencies or coin of any country issued or purporting to have been issued by such country.

H.   Stop Payment

Loss against any and all sums which the **Insured** shall become obligated to pay by reason of the liability imposed upon the **Insured** by law for damages:

1.   for having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the **Insured** or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber; or

2.   for having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the **Insured** or any Authorized Representative of such customer, shareholder or subscriber.

I.   Uncollectible Items of Deposit

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon uncollectible **Items of Deposit** of a customer, shareholder or subscriber credited by the **Insured** or the **Insured's** agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or loss resulting from **Items of Deposit** processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the **Insured.**

Loss includes dividends and interest accrued not to exceed 15% of the uncollectible **Items of Deposit.**

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by the **Insurer** for uncollectible **Items of Deposit.** Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal, as declared in the prospectus of the Fund(s), shall begin from the date a deposit was first credited to any **Insured** Fund(s).

2.   GENERAL AGREEMENTS

A.   Additional Offices or Employees – Consolidation or Merger-Notice

1.   If the **Insured** shall, while this Bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the **Insurer** of an increase during any premium period in the number of offices or in the number of **Employees** at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2.   If an investment company, named as an **Insured** herein, shall, while this Bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The **Insured** shall notify the **Insurer** within 60 days of the acquisition, and an additional premium shall be computed only if such acquisition involves additional offices or **Employees.**

B.   Warranty

No statement made by or on behalf of the **Insured**, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of

the knowledge and belief of the person making the statement.

C.   Court Costs and Attorneys' Fees (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this Bond)

The **Insurer** will indemnify the **Insured** against court costs and reasonable attorneys' fees incurred and paid by the **Insured** in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the **Insured** to enforce the **Insured's** liability or alleged liability on account of any loss, claim or damage which, if established against the **Insured**, would constitute a loss sustained by the **Insured** covered under the terms of this Bond provided, however, that with respect to Insuring Agreement A. this indemnity shall apply only in the event that:

1.   an **Employee** admits to being guilty of any dishonest or fraudulent act(s), including **Larceny** or **Embezzlement**;

2.   an **Employee** is adjudicated to be guilty of any dishonest or fraudulent act(s), including **Larceny** or **Embezzlement**; or

3.   in the absence of paragraphs 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts, that an **Employee** would be found guilty of any dishonest or fraudulent act(s) if such **Employee** were prosecuted.

The **Insured** shall promptly give notice to the **Insurer** of any such suit or legal proceeding and at the request of the **Insurer** shall furnish it with copies of all pleadings and other papers therein.   At the **Insurer's** election the **Insured** shall permit the **Insurer** to conduct the defense of such suit or legal proceeding, in the **Insured's** name, through attorneys of the **Insurer's** selection.   The **Insured** shall give the **Insurer** full cooperation and such information as it may reasonably require or deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the **Insured's** liability or alleged liability is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the liability of the **Insurer** under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the **Insured** or by the **Insurer** that the amount recoverable under this Bond bears to the total of such amount plus the amount which is not so recoverable.   Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.   Former Employee

Acts of an **Employee**, as defined in this Bond, are covered under Insuring Agreement A only while the **Employee** is in the **Insured's** employ.   Should loss involving a former **Employee** of the **Insured** be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement A if the direct proximate cause of the loss occurred while the former **Employee** performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

3.   DEFINITIONS

The following terms, as used in this Bond, shall have the respective meanings stated in this Section:

A.   "Employee" means:

1. any of the **Insured's** officers, partners, or employees;

2. any of the officers or employees of any predecessor of the **Insured** whose principal assets are acquired by the **Insured** by consolidation or merger with, or purchase of assets or capital stock of such predecessor;

3. attorneys retained by the **Insured** to perform legal services for the **Insured** and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the **Insured**;

4. guest students or interns pursuing their studies or duties in any of the **Insured's** offices;

5. directors or trustees of the **Insured**, the investment advisor, **Insurer** (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the **Property** of the **Insured**;

6. any individual or individuals assigned to perform the usual duties of an employee within the premises of the **Insured**, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis;

7. each natural person, partnership or corporation authorized by written agreement with the **Insured** to perform services as electronic data processor of checks or other accounting records of the **Insured**, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the **Insured**, unless included under paragraph 9 below;

8. those persons so designated in Section 17, Central Handling of Securities;

9. any officer, partner or employees of

   a. an investment advisor;

   b. an **Insurer** (distributor);

   c. a transfer agent or shareholder accounting record-keeper; or

   d. an administrator authorized by written agreement to keep financial and/or other required records,

for an investment company named as **Insured** while performing acts coming within the scope of the usual duties of an officer or employees of any investment company named as **Insured** herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the **Property** of any such investment company, provided that only employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the investment company Act of 1940, as amended, of an investment company named as **Insured** or is an affiliated person of the adviser, **Insurer** or administrator of such investment company, and which is not a bank, shall be included within the definition of **Employee.**

Each employer of temporary personnel or processors as set forth in paragraphs 6 and 7 above and their partners, officers and employees shall collectively be deemed to be one

person for all the purposes of this Bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered **Employees**.

B. **"Bond Period"** means the period specified in Item 2 of the Declarations, subject to any cancellation prior to the scheduled expiration date.

C. **"Forgery"** means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

D. **"Insured"** means the entity named in Item 1 of the Declarations.

E. **"Items of Deposit"** means any one or more checks and drafts. **Items of Deposit** shall not be deemed uncollectible until the **Insured's** collection procedures have failed.

F. **"Larceny"** or **"Embezzlement"** as it applies to any named **Insured** means those acts as set forth in Section 37 of the Investment Company Act of 1940, as amended.

G. **"Property"** means money (i.e., currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made there from, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the **Insured** in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the **Insured** has an interest or in which the **Insured** acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the **Insured's** consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the **Insured** for any purpose or in any capacity and whether so held by the **Insured** for any purpose or in any capacity and whether so held gratuitously or not and whether or not the **Insured** is liable therefore.

4. EXCLUSIONS

Insurer shall not be liable for:

A. loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreements A, E, F or G;

B. loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement D, and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the **Insured** in initiating such transit;

C. loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

D. loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the **Insured** or a member of any equivalent body unless such person is also an **Employee** or an elected official, partial owner or partner of the **Insured** in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

E. loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the **Insured** or any of its partners, directors or **Employees**, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreements A, E or F;

F. loss resulting from any violation by the **Insured** or by any **Employee**:

    1. of law regulating:

        a. the issuance, purchase or sale of securities;

        b. securities transactions upon security exchanges or over-the-counter market;

        c. investment companies; or

        d. investment advisors, or

    2. of any rule or regulation made pursuant to any such law;

    unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements A or E;

G. loss of **Property** or loss of privileges through the misplacement or loss of **Property** as set forth in Insuring Agreements C or D while the **Property** is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the **Insured** under:

    1. the **Insured's** contract with said armored motor vehicle company;

    2. insurance carried by said armored motor vehicle company for the benefit of users of its service; and

    3. all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this Bond shall cover only such excess;

H. all potential income, including but not limited to interest and dividends, not realized by the **Insured** because of a loss covered under this Bond, except as included under Insuring Agreement I;

I. all damages of any type for which the **Insured** is legally liable, except direct compensatory damages arising from a loss covered under this Bond;

J. loss through the surrender of **Property** away from an office of the **Insured** as a result of a threat:

    1. to do bodily harm to any person, except loss of **Property** in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the **Insured** of any such threat; or

2. to do damage to the premises or **Property** of the **Insured**, except when covered under Insuring Agreement A.

K. all costs, fees and other expenses incurred by the **Insured** in establishing the existence of or amount of loss covered under this Bond unless such indemnity is provided for under Insuring Agreement B;

L. loss resulting from payments made or withdrawals from the account of a customer of the **Insured**, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the **Insured** or within the office of the **Insured** at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement A; or

M. loss resulting from uncollectible **Items of Deposit** which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

5. ASSIGNMENT OF RIGHTS

This Bond does not afford coverage in favor of any employers of temporary personnel or of processors as set forth in Section 3. Definitions, A. **"Employee"** 6 and 7, as aforesaid, and upon payment to the **Insured** by the **Insurer** on account of any loss through dishonest or fraudulent act(s) including **Larceny** or **Embezzlement** committed by any of the partners, officers or **Employees** of such Employers, whether acting alone or in collusion with others, an assignment of such of the **Insured's** rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the **Insured** to the **Insurer**, and the **Insured** shall execute all papers necessary to secure to the **Insurer** the rights herein provided for.

6. LOSS – NOTICE – PROOF – LEGAL PROCEEDINGS

A. This Bond is for the use and benefit only of the **Insured** named in the Declarations and the **Insurer** shall not be liable hereunder for loss sustained by anyone other than the **Insured** unless the **Insured**, in its sole discretion and at its option, shall include such loss in the **Insured's** proof of loss. At the earliest practicable moment after discovery of any loss hereunder the **Insured** shall give the **Insurer** written notice thereof and shall also within six months after such discovery furnish to the **Insurer** affirmative proof of loss with full particulars. If a claim is made under this Bond for loss of securities or shares, the **Insurer** shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the **Insurer**. The **Insurer** shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after such proof of loss is filed with the **Insurer** nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the **Insured** in any suit mentioned in Section 2. General Agreement, C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this Bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

B. Discovery occurs when the **Insured**:

1. becomes aware of facts, or

2. receives written notice of an actual or potential claim by a third party which alleges that the **Insured** is liable under circumstances,

which would cause a reasonable person to assume that a loss covered by this Bond has been or will be incurred even though the exact amount or details of loss may not be then known.

7. VALUATION OF PROPERTY

A. The value of any **Property**, except books of accounts or other records used by the **Insured** in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such **Property** on the business day next preceding the discovery of such loss; provided, however, that the value of any **Property** replaced by the **Insured** prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such **Property** or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

B. In case of any loss or damage to **Property** consisting of books of accounts or other records used by the **Insured** in the conduct of its business, the **Insurer** shall be liable under this Bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the **Insured** in order to reproduce such books and other records.

8. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the **Insured**, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the **Insurer** shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The **Insurer** may, at its election, pay such actual cash value or make such replacement or repair. If the **Insurer** and the **Insured** cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

9. LOST SECURITIES

A. If the **Insured** shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 5 of the Declarations of this Bond, the liability of the **Insurer** shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 5 of the Declarations of this Bond.

B. If the **Insurer** shall make payment to the **Insured** for any loss of securities, the **Insured** shall thereupon assign to the **Insurer** all of the **Insured's** rights, title and interests in and to said securities.

C. With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the **Insurer** may at its sole discretion and option and at the request of the **Insured** issue a Lost Instrument Bond or Bonds to effect replacement thereof, the **Insured** will pay the usual premium charged therefor and will indemnify the **Insurer** against all loss or expense that the **Insurer** may sustain because of the issuance of such Lost Instrument Bond or Bonds.

D. With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the **Insurer** may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the **Insured** agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the **Insurer** under the terms and conditions of this Bond subject to the Limit of Liability hereunder.

10. SALVAGE

In case of recovery, whether made by the **Insured** or by the **Insurer**, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss, from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the **Insurer**, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the **Insured** in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the **Insurer** and thereafter in reimbursement of the **Insured** for that part of such loss within the Deductible Amount. The **Insured** shall execute all necessary papers to secure to the **Insurer** the rights provided for herein.

11. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

A. At all times prior to termination hereof this Bond shall continue in force for the limit stated in the applicable sections of Item 5 of the Declarations of this Bond notwithstanding any previous loss for which the **Insurer** may have paid or be liable to pay hereunder; provided, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the **Insurer** under this Bond with respect to all loss resulting from:

1. any one act of burglary, robbery or holdup, or attempt threat, in which no Partner or **Employee** is concerned or implicated shall be deemed to be one loss;

2. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of **Property**, shall be deemed to be one loss;

3. all wrongful acts, other than those specified in paragraph 1 above, of any one person shall be deemed to be one loss;

4. all wrongful acts, other than those specified in paragraph 1 above, of one or more persons (which dishonest act(s) or act(s) of **Larceny** or **Embezzlement** include, but are not limited to, the failure of an **Employee** to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

5. any one casualty or event other than those specified in paragraphs A. 1, 2, 3 or 4 above, shall be deemed to be one loss; and

shall be limited to the applicable Limit of Liability stated in Item 5 of the Declarations of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

B. Paragraph A. 3 above is not applicable to any situation to which the language of Item 4 applies.

12. LIMIT OF LIABILITY

With respect to any **loss** set forth in Section 11. Non-Reduction and Non-Accumulation of Liability and Total Liability, A. 1 through 5 of this Bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the **Insurer** to the **Insured** or to any predecessor in interest of the **Insured** and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such **loss** thereunder is discovered, the total liability of the **Insurer** under this Bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such **loss** or the amount available to the **Insured** under such other bonds or policies, as limited by the terms and conditions thereof, for any such **loss** if the latter amount be the larger.

13. OTHER INSURANCE

If the **Insured** shall hold, as indemnity against any **loss** covered hereunder, any valid and enforceable insurance or suretyship, the **Insurer** shall be liable hereunder only for such amount of such **loss** which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this Bond applicable to such **loss**.

14. DEDUCTIBLE

A. The **Insurer** shall not be liable under any of the Insuring Agreements of this Bond on account of **loss** as specified, respectively, Section 11. Non-Reduction and Non-Accumulation of Liability and Total Liability, A. 1 through 5, unless the amount of such **loss**, after deducting the net amount of all reimbursement and/or recovery obtained or made by the **Insured**, other than from any bond or policy of insurance issued by an insurance company and covering such **loss**, or by the **Insurer** on account thereof prior to payment by the **Insurer** of such **loss**, shall exceed the Deductible Amount set forth in Item 5 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 5 of the Declarations.

B. The **Insured** will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 9. Lost Securities.

C. There shall be no Deductible Amount applicable to any **loss** under Insuring Agreement A sustained by any investment company named as **Insured** herein.

15. TERMINATION

A. The **Insurer** may terminate this Bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each investment company named as **Insured** and the Securities and Exchange Commission, Washington, D.C. The **Insured** may terminate this Bond as an entirety by furnishing written notice to the **Insurer**. When the **Insured** terminates, the **Insured** shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 60 days before the effective date of the termination. The **Insurer** shall notify all other Investment Companies named as **Insured** of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

B. This Bond will terminate as to any one **Insured** immediately upon taking over of such **Insured** by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the **Insured**, or assignment for the benefit of creditors of the **Insured**, or immediately upon such **Insured** ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

C. The **Insurer** shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the **Insured** or pro rata if terminated for any other reason.

D. This Bond shall terminate:

    1. as to any **Employee** as soon as any partner, officer or supervisory **Employee** of the **Insured**, who is not in collusion with such **Employee**, shall learn of any dishonest or fraudulent act(s), including **Larceny** or **Embezzlement** on the part of such **Employee** without prejudice to the loss of any **Property** then in transit in the custody of such **Employee** (See Section 18. Additional Companies Included As **Insured**, D.);

    2. as to any **Employee** 60 days after receipt by each **Insured** and by the Securities and Exchange Commission of a written notice from the **Insurer** of its desire to terminate this Bond as to such **Employee**; or

    3. as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this Bond, from and after the time that the **Insured** or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including **Larceny** or **Embezzlement** in the service of the **Insured** or otherwise, whether such act be committed before or after the time this Bond is effective.

16. RIGHTS AFTER TERMINATION OR CANCELLATION

A. At any time prior to the termination of this Bond, whether by the **Insured** or the **Insurer**, the **Insured** may give to the **Insurer** notice that it desires under this Bond an additional period of 12 months within which to discover loss sustained by the **Insured** prior to the effective date of such termination and shall pay an additional premium therefor.

B. Upon receipt of such notice from the **Insured**, the **Insurer** shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

    1. on the effective date of any other insurance obtained by the **Insured**, its successor in business or any other party, replacing in whole or in part the insurance afforded by this Bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date; or

    2. upon takeover of the **Insured's** business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose;

without the necessity of the **Insurer** giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the **Insurer** shall refund any unearned premium.

C. The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the **Insured's** business for the operation or for the liquidation thereof or for any other purpose.

17. CENTRAL HANDLING OF SECURITIES

A. Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company (hereinafter called "Corporations") to the extent of the **Insured's** interest therein as effective

by the making of appropriate entries on the books and records of such Corporations shall be deemed to be **Property.**

B. For purposes of this Section, **Employee** shall also include the officers, partners, clerks and other **Employees** of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange (hereinafter called "Exchanges") and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other **Employees** and **Employees** of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

C. The **Insurer** shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es), and then the **Insurer** shall be liable hereunder only for the **Insured's** share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

D. For the purpose of determining the **Insured's** share of excess loss(es) it shall be deemed that the **Insured** has an interest in any certificate representing any security included within such systems equivalent to the interest the **Insured** then has in all certificates representing the same security included within such systems and that such Corporations shall use their best efforts in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in **Property** involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the **Insured's** share of such excess loss(es) shall be the amount of the **Insured's** interest in such **Property** in excess of the amount(s) so apportioned to the **Insured** by such Corporations.

E. This Bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the **Insured** by the **Insurer** on account of any loss(es) within the systems, an assignment of such of the **Insured's** rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the **Insured** to the **Insurer**, and the **Insured** shall execute all papers necessary to secure to the **Insurer** the rights provided for herein.

18. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them shall be included as the **Insured** herein:

A. the total liability of the **Insurer** hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the **Insurer** would be liable hereunder if all such loss were sustained by any one of them;

B. the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be

given **by** the terms hereof, provided that the **Insurer** shall furnish each named investment company **with** a copy of the bond and **with** any amendment thereto, together **with** a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement;

C. the **Insurer** shall not be responsible for the proper application of any payment made hereunder to said **Insured** in Item 1. Of the Declarations;

D. knowledge possessed or discovery made by any partner, officer or supervisory **Employee** of any **Insured** shall for the purposes of Section 6. Loss-Notice-Proof-Legal Proceedings and Section 15. Termination constitute knowledge or discovery by all the **Insured**; and

E. if the first named **Insured** ceases for any reason to be covered under this Bond, then the **Insured** next named shall thereafter be considered as the first named **Insured** for the purposes of this Bond.

19. NOTICE AND CHANGE OF CONTROL

A. Upon the **Insured's** obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940, as amended) of the **Insured**, the **Insured** shall within 30 days of such knowledge give written notice to the **Insurer** setting forth:

    1. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

    2. the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

    3. the total number of outstanding voting securities.

B. As used in this section, control means the power to exercise a controlling influence over the management or policies of the **Insured**.

C. Failure to give the required notice shall result in termination of coverage of this Bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

D. Such notice is not required to be given in the case of an **Insured** which is an investment company.

20. CHANGE OR MODIFICATION

This Bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the **Insurer's** Authorized Representative. When a bond covers only one investment company no change or modification which would adversely affect the rights of the investment company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C., by the **Insured** or by the **Insurer**. If more than one investment company is named as the **Insured** herein, the **Insurer** shall give written notice to each investment company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such investment company.

IN WITNESS WHEREOF, the **Insurer** has caused this Bond to be executed on the Declarations Page.

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

AUTOMATIC FUND COVERAGE

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

It is agreed that:

1. If the **Insured** shall, while this Bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the **Bond Period**.

2. If the **Insured** shall, while this Bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, as amended, due to an increase in asset size of current funds **Insured** under this Bond or by the addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the **Bond Period**.

All other terms and conditions of this Bond remain unchanged.

Endorsement Number: 1

Bond Number: ICB 9300002-02

Named Insured: MATRIX ADVISOR VALUE FUND, INC

This endorsement is effective on the inception date of this Bond unless otherwise stated herein:

Endorsement Effective Date: September 29, 2016

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully**.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Class 2 - 14076

00 ML0065 00 06 07   Includes copyrighted material of Insurance Services   Page 1 of 1
                            Office, Inc. with its permission.

TERRORISM COVERAGE DISCLOSURE NOTICE
TERRORISM COVERAGE PROVIDED UNDER THIS POLICY

> **NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.**

The Terrorism Risk Insurance Act of 2002 as amended and extended by the Terrorism Risk Insurance Program Reauthorization Act of 2015 (collectively referred to as the "Act") established a program within the Department of the Treasury, under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. An act of terrorism is defined as any act certified by the Secretary of the Treasury, in consultation with the Secretary of Homeland Security and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism **that is certified under the federal program** as an act of terrorism. The policy's other provisions will still apply to such an act. Your decision is needed on this question: do you choose to pay the premium for terrorism coverage stated in this offer of coverage, or do you reject the offer of coverage and not pay the premium? You may accept or reject this offer.

If your policy provides commercial property coverage, in certain states, statutes or regulations may require coverage for fire following an act of terrorism. In those states, if terrorism results in fire, we will pay for the loss or damage caused by that fire, subject to all applicable policy provisions including the Limit of Insurance on the affected property. Such coverage for fire applies only to direct loss or damage by fire to Covered Property. Therefore, for example, the coverage does not apply to insurance provided under Business Income and/or Extra Expense coverage forms or endorsements that apply to those coverage forms, or to Legal Liability coverage forms or Leasehold Interest coverage forms.

Your premium <u>will</u> include the additional premium for terrorism as stated in the section of this Notice titled DISCLOSURE OF PREMIUM.

DISCLOSURE OF FEDERAL PARTICIPATION IN PAYMENT OF TERRORISM LOSSES
The United States Government, Department of the Treasury, will pay a share of terrorism losses insured under the federal program. **The federal share equals 85% in 2015, 84% in 2016, 83% in 2017, 82% in 2018, 81% in 2019, and 80% in 2020 of that portion of the amount of such insured losses that exceeds the applicable insurer deductible during Calendar Year 2015 and each Calendar Year thereafter through 2020.**

DISCLOSURE OF CAP ON ANNUAL LIABILITY
If the aggregate insured terrorism losses of all insurers exceed $100,000,000,000 during any Calendar Year provided in the Act, the Secretary of the Treasury shall not make any payments for any portion of the amount of such losses that exceed $100,000,000,000, and if we have met our insurer deductible, we shall not be liable for the payment of any portion of such losses that exceeds $100,000,000,000.

DISCLOSURE OF PREMIUM
Your premium for terrorism coverage is: $0.00
This charge/amount is applied to obtain the final premium.)
You may choose to reject the offer by signing the statement below and returning it to us. Your policy will be changed to exclude the described coverage. If you chose to accept this offer, this form does not have to be returned.

REJECTION STATEMENT

> I hereby decline to purchase coverage for certified acts of terrorism. I understand that an exclusion of certain terrorism losses will be made part of this policy.

MATRIX ADVISOR VALUE FUND, INC.

_____   _____
Policyholder/Legal Representative/Applicant's   Named Insured
                    Signature

                                                  _____
                                                  Arch Insurance Company

Print Name of Policyholder/Legal
Representative /Applicant

Insurance Company

Date: _____

Policy Number: ICB 9300002-02

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

ADD INSURED(S) – BLANKET

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

It is agreed that Item 1 of the Declarations Page, **Insured**, shall include the following:

Matrix Advisors Dividend Fund

All other terms and conditions of this Bond remain unchanged.

Endorsement Number: 2

Policy Number: ICB 9300002-02

Named Insured: MATRIX ADVISOR VALUE FUND, INC.

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: September 29, 2016

RATIFICATION OF THE FIDELITY BOND

Proposed Resolutions

RESOLVED, that the renewal of the fidelity bond thru September 29, 2017, in the amount of $450,000 with Arch Insurance Company, for a premium of $3,143, is hereby ratified; and

FURTHER RESOLVED, that the officers of the Fund are hereby authorized to increase the amount of the fidelity bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the Investment Company Act of 1940, as amended (the "1940 Act").

Premiums have been paid for the bond period from September 29, 2016 to September 29, 2017.